Filed by CenturyLink, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a–12

of the Securities Exchange Act of 1934

Subject Company: Level 3 Communications, Inc.

Commission File No.: 001-35134

The following is a transcript of the Deutsche Bank Media, Internet and Telecom Conference session by CenturyLink, Inc.:

CenturyLink, Inc. NYSE:CTL

Company Conference Presentation

Tuesday, March 07, 2017 2:45 PM GMT

Presentation

Unknown Analyst

Okay. If you’re ready, can you please go ahead and take your seats? We are going to go ahead and get started. We are very pleased to be joined by CenturyLink CFO, Stewart Ewing. Stewart, welcome back. So we’re going to do a fireside chat format, but we will be opening it up to Q&A later on in the session. For anyone who has a question, there’ll be people with mics walking around.

Question and Answer

Unknown Analyst

So maybe, Stewart, just to start, obviously, a lot going on at CenturyLink. Can you talk about your top priorities for the business in 2017?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Well, of course, our top priorities are to get the Level 3 transaction closed, which we hope to do by the end of September. We basically have all of the filings made with the federal government as well as the states at this point, and all the international files will be made within the next few weeks. We have our second request from the Department of Justice, which we expected and are in the process of gathering the information that we need to be able to respond to that request. We have approvals in several of the states already, so things are progressing as they should be. So that’s our primary focus of 2017. Other than that, basically, it’s really working to try to penetrate the broadband subscribers from the standpoint of the homes that we built past and the improved speed availability to — in 2016. So we’re really spending 2017 trying to turn the consumer broadband story around, which we think we can do this year, as well as continue to sell into the enterprise market. We grew high-bandwidth data services’ about — revenue about 6% last year and again hope to grow that 6% or better this year as well.

Unknown Analyst

Okay. So that’s an interesting segue because I wanted to dig into revenue somewhat. So the outlook for ‘17 implied some improvement, and revenue growth trends sitting at — and you had alluded to maybe some improvements later on in the year. Can you help us sort of unwrap what’s embedded in that outlook, both in Consumer and Enterprise? And I guess more specifically, does it really hinge on broadband and Business high-bandwidth? And what sort of gets you comfortable with that implied inflection?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Yes. So in — going back to 2016, on the Consumer side, to start with, we lost about — a little over 60,000 customers in the — broadband customers in the second quarter of ‘16. We lost about 40,000 customers in the third quarter and about 5,000 in the fourth quarter. As we indicated, our adds were positive through January, when we released earnings for the fourth quarter. And we expect to have positive net adds from a broadband — consumer broadband standpoint in 2017. So we think that, that will help us from the standpoint of stabilizing and having a lower decline in terms of Consumer revenue than we saw last year because of the broadband declines that we saw during the year last year. Additionally, we’re hopeful that the legacy revenue decline, the rate of that decline will slow somewhat this year. On the Enterprise side, basically, we did have 6% growth in terms of our high-bandwidth data last year. Again, we think we have a good — our sales — booked sales basically that have been booked but not yet billed and are in the provisioning process were higher at the end of the year than they were at the end of the prior year. So we’re hopeful that we can push those to provisioning process ourselves. People are indicating that there’s just quite a bit of interest in our products, and we think that our sales effort is ramping up somewhat, as well as our provisioning time is declining somewhat. So basically, getting the customer from the standpoint of sale to billing is — we’ve worked from an automation standpoint to reduce those time frames somewhat and from a manual standpoint, where we’re not automatic yet, to be able to reduce provisioning time. So we think just with the combination of all that, we’re hopeful that we’ll get the sales that we need on the Enterprise side in the first half of this year to be able to ramp revenue somewhat in the last half of the year. Both in Consumer and Business or Enterprise, we’re also trying to address churn this year. So on the Consumer side, basically, we have upped our credit standards from a broadband consumer standpoint, and our — we feel like the customers that we’re signing up are better-quality customers. They’re, for the most part, 40 meg or higher, which tend to churn less. On the Enterprise side, we have 2 or 3 programs going as well, where we’re trying to reduce the churn there from the standpoint of really being as aggressive as possible in our deals with customers in terms of the price discounts that we’re giving on deals as well as credits that we’re giving customers. So we’re really — we’re working the churn from the standpoint of the Enterprise customers as well.

Unknown Analyst

So it sounds like a lot of the improvement for ‘17 — I mean, the expectation is really built on improved execution at the company level. Is there any sort of — what’s sort of the macro overlay? What are you expecting? And is there a tailwind you’re building into the outlook from an improved macro environment?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

I think just from indications from our salespeople, the macro environment does seem to be improving somewhat, but we really don’t have anything built into our forecast for ‘17 in terms of improvement in the economy. So if we get some lift there, that would be positive, but it tends to take quite some time for that to translate into — better enthusiasm translating into revenue. It takes time, so — but we believe, again, just what our salespeople are telling us. They are being successful with a number of RFPs on larger customers, larger revenue opportunities that we’ve seen in the past. So we think that there’s really good opportunity there.

Unknown Analyst

Okay. I just want to go hit on the Level 3 deal that’s been very top of mind. You touched on it briefly. You mentioned sort of looking to close by the end of the third quarter. What milestones — if you can sort of give us a little bit of an outlook in terms of what to look for milestones on the horizon. And then secondly, on the approval timing, how do changes in D.C., particularly at the FCC, how does that impact the close date one way or the other?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

I don’t — changes in D.C., I don’t know that they’ll impact the close date that much. Hopefully, it will make the process somewhat easier than it possibly would have been. But we have our shareholder vote coming on March 16, so that’s one milestone to look for. We feel good about that. Again, the DOJ approval process, we’ll respond from the second request standpoint and hopefully satisfy the Department of Justice, and that will be a milestone. And then the state approvals, in all likelihood, one of the state approvals may be the long pole in the tent in terms of trying to get the transaction closed, but we seem to be having success with states thus far. So hopefully, we’ll — it’s not like it’s an ILEC acquisition, like the Qwest or EMBARQ acquisitions, where there’s a change in control in the ILEC in the market. So there shouldn’t be as much oversight required or as many questions as we had when we bought Qwest or EMBARQ.

Unknown Analyst

Just stepping back, the strategy around the acquisition — strategy, I guess, for the pro forma company, but can you talk about the vision for the combined company? What drove the interest in Level 3? And what can the combined company do that’s different from stand-alone routes at each?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Yes. So Level 3 is a — to us, it’s a very exciting asset and, from the standpoint of the scale that it will give us in the U.S., will be significant. They — it gives us international opportunities in EMEA and South America that we, CenturyLink, prior didn’t really have access to. It gives us the ability to hopefully be able to serve our customers in areas of the world where we’ve not been able to serve them in the past. It will connect us to 75,000 buildings in the U.S., which gives us a huge opportunity on that traffic for customers, which allows you not only to have better margins but also allows you to be able to control the customer’s experience. So that’s important to us. The synergies are important from the standpoint of about $850 million of operating expense synergies, which we expect to achieve about 80% of that during the first 3 years; about $125 million of capital expenditure synergies, which we expect to get fairly quickly as well. The NOLs that Level 3 brings along with them, about $10 billion, probably closer to $9 billion when we close, will significantly reduce the combined company’s cash taxes over the next 4 to 5 years. So it’s just an exciting opportunity for us. The network that they built, the long-haul network, national network, they put a number of conduits down when the network was originally constructed, of which they’re only using 2 or 3 today. So real opportunity to build additional facilities in the future as bandwidth requirements increase and hopefully build those facilities at a much lower cost than some of the competitors would have to build them. So it really sets us up, I think, to be able to be a huge competitor in the U.S. We’ll be the second-largest company from the standpoint — revenues from the standpoint of enterprise customers, second to AT&T and a little bit ahead of Verizon. So we think it positions us very well to — with our customer base to be able to move from being the third or fourth carrier in a customer to being the primary carrier or #2 carrier.

Unknown Analyst

So one of the questions, I guess, just on the back of that is we hear a lot about CIOs looking more traditional telecom spend in conjunction with mobility solutions. A, are you seeing this? And then, B, as a follow-up to that, how does the pro forma business compete with the likes of AT&T and Verizon given the lack of wireless ownership?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Yes. So we have a wireless agreement with Verizon today. We’re not seeing what you’re describing from the standpoint of the CIOs wanting to put mobility together with the more traditional fixed-based telecom services that they’re requiring. What we are seeing, however, is that in some cases, larger entities with branch locations, for instance, will want a wireless backup to an Ethernet pipe. We have a way of providing that today. We don’t get any margin off that, but we do have access to the services, which allows us to compete to the extent that we need to today. And we’re always searching for other opportunities from a wireless standpoint to be able to serve customers more from a backup standpoint, a data standpoint.

Unknown Analyst

And looking out a couple of years, do you think there’s going to need to be maybe a tighter relationship, tighter integration with a wireless asset?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

I don’t know that we actually need a wireless asset. I think a wholesale agreement or an agreement that would give us some margin as we sell wireless services would certainly be beneficial to us.

Unknown Analyst

Okay. So one of the things — I guess top line growth has been a big focus, both for CenturyLink but also I think at Level 3 in terms of improving growth trends. Core trends of both companies had been somewhat challenged, I would say, over the course of 2016. So as you sort of look back and think about the — or look forward and think about the pro forma company, what gives the confidence that this company can really complement Level 3, Level 3 can complement CenturyLink? And I guess what’s sort of the outlook if you think about pro forma growth of this company? Can it keep pace with GDP or exceed GDP?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Yes. So we believe we’ve had our challenges from the standpoint of the legacy revenue declines and overcoming those legacy revenue declines with strategic revenue growth. And our strategic revenue growth suffered somewhat in ‘16 due to, again, on the Consumer side, the broadband reversal that we saw, which we’re in the process and expect to turn around in ‘17, as well as continued declines in legacy revenues and repricing of some wireless fiber-to-tower contracts that we had. We think most of that is behind us. We’re hopeful to be able to have strategic revenue growth that exceeds the strategic revenue growth that we had in 2016 on a stand-alone basis. Level 3 will bring some strategic — bring revenue growth as well, which we’re hopeful will help us offset the legacy revenue decline that we had. And ultimately, I mean, we’re confident that putting the 2 companies together with the breadth of services that we’ll have with the development that we’ll be able to have together, we’ll be able to roll out new services and leverage the services that we each have today to be able to basically have additional products for our customers and generate additional revenue. We think, again, from the standpoint of the legacy CenturyLink customers, we’ll be able to provide those customers services in areas where we really can’t provide services today. We think the ability to bring traffic on the network with the 75,000 buildings that we’ll serve will help improve our margins over time. So we just think that there’s a huge opportunity here that we can achieve over the next 2 or 3 years after the acquisition closes.

Unknown Analyst

If I sort of take the synergies, and as you alluded to as well, and sort of boil it down the cash flow, dividends and potential deleveraging, can you just step us through some of the targets for the pro forma company? I think you’ve talked about 10% growth in free cash flow per share in your one — for the pro forma. How does that sort of translate into your outlook for dividend payout and the path to delevering?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Yes. So the dividend payout ratio stand-alone CenturyLink this year is in the low to mid-70s. That’s before the divestiture of the colocation business, which, actually, will increase the dividend payout ratio slightly probably in 2017 from the low to mid-70s. But we think that we’ll get — once we’re combined, we will get 10% free cash flow per share growth. That comes basically from the realization of the synergies that we expect to get as well as the utilization of the tax NOLs, which will reduce our cash taxes in the first 12 months somewhere between $650 million and $675 million. And it’ll do that each of the first 4 years that we’re combined. The payout ratio, longer term, we believe, will improve over the 3 to 4 years down into 60s through a combination of EBITDA growth as you get in more of the out years as well as free cash flow growth from realization of the synergies as well as the use of NOLs. From a leverage standpoint, when we close, we’ll be levered about 4x, a little bit less than that if you consider the full run rate synergies. We think we can get leverage down to about 3x debt-to-EBITDA, and that’s still our target leverage. That probably won’t occur, though, until maybe 4 years or 5 years out. And that will occur with the combination of growth in EBITDA as well as paydown of some debt.

Unknown Analyst

Okay. And just to go back to the cash flow target, does that 10% growth inclusive — is that inclusive of integration costs? Or is that...

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

I have to go back and look. I think that excludes the integration costs, actually, and it — but the integration costs are slightly less than the synergies that we would expect to achieve during the first 12 months. And after that, basically, synergies far exceed the integration cost on an annual basis.

Unknown Analyst

Okay, okay. I’ve got a couple of questions on stand-alone CenturyLink, and then we’re going to open it up to Q&A. As we think about the stand-alone business, I mean, this is part of the beauty of the Level 3 deal with synergies. But stand-alone business, how do you think about the margin trajectory given the ongoing mix shift from legacy towards strategic? And then I’ve got a question on the cost cuts as a follow-up.

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Okay. So basically, what we said is we need to get to revenue stability and then, ultimately, revenue growth. Revenue stability is dependent upon — and then EBITDA stability, we believe, would follow about 18 months or so after on a stand-alone basis. This is due to the fact that the legacy revenue that we’re losing is much higher-margin than the strategic revenue that we’re growing. Really, stability from a revenue standpoint depends on our ability to be able to grow our strategic products faster and to have some lessening in the $500 million to $600 million a year of legacy revenue declines that we’re seeing. EBITDA stability, you need a third item, and that’s basically continued control of expense to make sure that we can — to be able to stabilize EBITDA. But again, on a stand-alone basis, we’d expect that to happen about 18 months after we hit revenue stability.

Unknown Analyst

And on the back of — you talked about sort of expense control. So you recently reduced headcount, I believe, of about 7% to 8% late in 2016. As you look at ‘17 onwards, just for the CTL stand-alone business, are there other opportunities to improve the cost structure?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

So we are — there are a number of automation projects that we have underway that, we believe, over the course of the next 2 to 3 years, will allow us to continue to take more costs out. Some of those are in the provisioning area, which is somewhat labor-intensive today and has a number of handoffs in the process. And we believe we can significantly streamline that process with some of the automation tools that we’re adding. So yes, we can. And we will continue to watch our costs and try to take costs out in 2017 as the year progresses.

Unknown Analyst

CapEx was another interesting area. I think coming into the quarter, I think most — and you had talked in the past about a $3 billion-ish type CapEx number. Guidance calls for about $2.6 billion. So about a $400 million reduction, I’d say, relative to expectations. What drove that? And I guess I want to figure out, is this simply a deferral? Or is this more of a sustainable rate for the stand-alone company?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Yes. So we’ll have to see when we — so for the stand-alone company, we believe we could probably — we could continue the path that we need to be able to upgrade broadband speeds for our customers with less than the $3 billion a year of CapEx that we had been spending. We basically decided to pull back to about $2.6 billion this year, which really will have a minimal effect on revenue in ‘17 and ‘18, just not much of an impact there at all, because we really wanted to get the Level 3 assets in-house and really understand basically more of what the opportunities are there from the standpoint of the synergies that we can get from a network standpoint. And we just felt like it was prudent to reduce our CapEx by about $400 million to essentially either defer or delay some projects that otherwise may be taken care of as part of the Level 3 acquisition, depending upon what we find there from a facility standpoint as we do the integration and from the standpoint of routes that they have. So we’ll work through that over the course of the next 12 months or so and get into — and see what our capital budget will be for ‘18.

Unknown Analyst

Okay. But just to be clear, this is in sort of a — the $400 million has gone — some portion of it may resurface.

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Some portion of it may resurface. It will actually probably — we had indicated that by the end of 2019, we would have about 70% — in our top 25 markets, about 70% of our customers have access to 100 meg or better. It will probably shave maybe 3 or 4 percentage points off that but not very much from an incremental standpoint.

Unknown Analyst

And I’m assuming the colo sale has something to do with sub-3 billion as — I mean, that may change...

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

It does as well basically, at least historically, CapEx that we’ve spending on the colo business as well as the cloud business, too. And we’re moving there towards the ability, which we have today, actually, to be able to work with customers and take their workloads to the Amazon cloud, to the Azure cloud, to which they can, long term, be much more efficient than we can be on a public cloud standpoint just due to the scale that they have.

Unknown Analyst

I’m going to pause there and open it up for the audience. If anyone has any questions, feel free to raise your hand. People with mics are walking around. I’ll keep going. So regulatory is also a big topic and talked in circles these days. How do you think potential tax reform and less cumbersome regulatory oversight impact how you think about investment priorities? And then secondly, any expectations on — just your take on when we may see corporate tax reform enacted.

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Yes. So tax reform, I don’t know. It’s really anybody’s guess. But at least, what’s being discussed at this point, I think, would be positive to us. If you — of course, the right decline would be positive. If there is non-deductibility of interest expense on a pro forma basis with the acquisition debt, our interest expense would be probably $2.25 million to $2.5 million a year. Our capital expenditures, we’re at $2.6 billion this year. Level 3 is at about $1.4 billion. So about $4 billion of CapEx. So if CapEx — if the deduction, immediate deduction or expensing of CapEx is part of the mix in exchange for non-deductibility of interest expense, we would fare okay there. Again, $4-billion-or-so deduction versus $2.25 million to $2.5 million that we wouldn’t be able to deduct. The border tax wouldn’t directly impact us. Indirectly, we would have to work through that with our suppliers still because quite a bit of the electronics that we purchase that go in the network do come from overseas. So that would be not an immediate impact, but it would be a negotiation process with vendors to try to keep them from passing as much of that through as possible. From a regulatory standpoint, we feel really good about the FCC at this point, and the change there in the direction and the change in the administration in terms of looking to undo some of the regulatory burdens that we have to comply with would be positive to us. From our standpoint, we really want to be able to compete on a level playing field, and that’s really all we ask. And that’s what regulation today, to a certain extent, doesn’t allow us to do, which hopefully, some of that will get undone over the course of the next 3 or 4 years.

Unknown Analyst

I want to go back to Enterprise because you talked — I guess this is pretty core to CPL. So as we think about, just broadly, Business high-bandwidth and, I guess, bigger picture, the inflection in trends in Enterprise, can you give just us an update on the competitive landscape? And I guess what I want to sort of figure out is ‘16 was maybe a little bit of a choppy year, and I get the sense a lot of it was execution. But how much of this is competition both at the higher end of the space as well as in SME, where cable tends to have a little bit of a affordable presence?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Yes. So at the SME side, cable is very competitive there. We think that we’re making progress, though, in terms of our ability to be able to sell to small and midsize business customers. We’ve added a lot of fiber to the network. We passed a lot of businesses with fiber now as well as homes, where we can provide a higher-quality service than we could provide in the past. We have some salespeople in The Street selling to these customers in larger markets now. So we think we can turn the small business around because of the product that we have and additional salespeople that we’ll have. From the standpoint of larger enterprise, we don’t see the cable companies competing there as much these days. It may come at some point in the future, but at this point, most of the competition there comes from AT&T and Verizon and others.

Unknown Analyst

And have you seen any real change there?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Not a real change to speak of, no.

Unknown Analyst

Okay, okay. A couple more on Enterprise. First off, just in terms of the data center sale, any updates on when that’s actually — because we’re already in sort of early March. So any update on...

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Yes, we are. So we had said by the end of the first quarter, it may go over into the second quarter some just from the standpoint that we had a request from CFIUS that we’re in the process of — they’re taking a little bit longer. I think it’s just the Department of Treasury, actually. And I think as it turns out, it’s more because they’ve just not been able to get to it as opposed to any questions that they have. But their deadline, I think, is April 15. So we still anticipate closing fairly soon.

Unknown Analyst

Okay, okay. And on the back of that, can you talk about the decision to sell the colo business but retain managed hosting? And then secondly, when can we expect to see trends improve in that segment?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Yes. So we’re hopeful that the managed hosting trends will improve this year from the way they were in 2016. We kept that business because we felt that was the more important part of the business that we bought from Savvis from the standpoint of giving our salespeople the opportunity to really get into CIOs’ offices and talk with them and work with them about their — not only their network needs but their data center needs and their managed services needs as well. So we’ve decided to keep that business at this point and believe that we can be successful with it long term.

Unknown Analyst

And anything in particular driving your expectation for improved trends this year?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Basically, in all 3 of our business units, more or less, Consumer, we have someone running our Consumer business today. In the past, Consumer was mixed with Enterprise. So we separated those 2 businesses out. We have a leader for the Consumer business. His focus is Consumer every day. We have the same on the Enterprise side. We have the same on IT Services and Managed Services as well. So I believe with the increased focus of a single leader responsible for each of those 3 businesses — business units, we’ll drive more focus and drive more accountability and hopefully drive more revenue than we’re able to drive in the past.

Unknown Analyst

It’s a good segue into Consumer. So pro forma for Level 3, and the company’s going to be about 75% Business and Commercial-focused. So can you talk about the long-term strategy for the remaining Consumer portion for the business and how this really fits in strategically into what’s morphing into more of a Commercial-focused company?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Yes. I mean, we’re committed to the Consumer business. We continue to invest in that business and drive higher speeds for our customers from a broadband standpoint. The business rides the same network as our Enterprise customers ride, to a certain extent, at least. It gives us a lot of local connectivity to Business customers that we otherwise wouldn’t necessarily have if we didn’t have the Consumer business. And it generates — we believe it generates good free cash flow today. So from our standpoint, the focus will really be on Enterprise because, as you say, it will be 75% of our revenue. But because of the separate business unit that we set up now to run Consumer, we think we’ll get good focus there, too, and basically have the business units sparring for capital in terms of who can provide a better return.

Unknown Analyst

You mentioned earlier the expectation that broadband net adds can actually turn positive in the first quarter. You’ve been upgrading the network, rolling out faster speeds. What’s cable been doing? So just sort of — can you talk about the competitive landscape and any sort of pushback you’ve seen?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Their speeds have been increasing, too, and we do think we’ll have broadband adds on a net basis for the full year ‘17. I mean, cable speeds have been increasing as well, but we’ve always competed at a disadvantage to cable from a speed standpoint. Our service is symmetrical, whereas theirs, in a lot most cases, is not. So we believe that if you can get 20 meg or 40 meg to a customer, that really, that suffices for a long time in terms of — even in a Brady Bunch household, with everyone on their handheld device or on the computer basically watching a Netflix movie or a game, whatever, 40 megs, 60 megs is plenty. And we’re hopeful and believe we can explain that to the marketplace.

Unknown Analyst

On the back of that also, OTT. You mentioned you’re trialing OTT. I believe it’s in about 4 markets right now. So can you give us an update on the early trends you’re seeing there with this offering? And then how does this package look like, content-wise, relative to the traditional sort of Prism bigger-bundle lineup?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Yes. So it’s a smaller package of channels, probably more than we initially thought it would be but not a Prism look-alike product, thus have the advantage of having local channels, which we believe will be a differentiator, at least for a period of time, in over-the-top products. So we do have it in 4 markets today. Expect to roll it out in other markets probably in the second quarter of this year. It only requires 10 meg bandwidth, whereas the Prism product requires 25 megs. So it will be applicable to a much larger percentage of our footprint than the Prism product is available to today. Prism’s only available in 16 markets. This will be available in many more markets than that. So we believe it’s something — it’s not going to generate a lot of EBITDA for us, but it will pull through, we believe, broadband for us because we’ve had that positive experience with the Prism product that we rolled out in terms of 95% or so of our customers choose our broadband product as well that have Prism. We think the same will be the case for the over-the-top. We also believe — I mean, we are still selling and reselling DIRECTV’s product as an agent, and that’s an important video platform for us as well and drags through Consumer broadband at the same time.

Unknown Analyst

I think we are just about out of time, so we’re going to have to stop it there. Thank you very much, Stewart, for joining us.

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Thank you.

Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this communication, including statements regarding the expected timing and benefits of the proposed transaction, such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “will,” “estimates,” “anticipates,” “believes,” “expects,” “projects,” “plans,” “intends,” “may,” “should,” “could,” “seeks” and similar expressions, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. These forward-looking statements, and the assumptions upon which they are based, (i) are not guarantees of future results, (ii) are inherently speculative and (iii) are subject to a number of risks and uncertainties. Actual events and results may differ materially from those anticipated, estimated, projected or implied in those statements if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals for the combination from regulatory agencies free of conditions materially adverse to the parties and from their respective shareholders; the possibility that the anticipated benefits from the proposed transaction cannot be fully realized or may take longer to realize than expected; the possibility that costs, difficulties or disruptions related to the integration of Level 3’s operations with those of CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the effects of competition from a wide variety of competitive providers, including lower demand for CenturyLink’s legacy offerings; the effects of new, emerging or competing technologies, including those that could make the combined company’s products less desirable or obsolete; the effects of ongoing changes in the regulation of the communications industry, including the outcome of regulatory or judicial proceedings relating to intercarrier compensation, interconnection obligations, access charges, universal service, broadband deployment, data protection and net neutrality; adverse changes in CenturyLink’s or the combined company’s access to credit markets on favorable terms, whether caused by changes in its financial position, lower debt credit ratings, unstable markets or otherwise; the combined company’s ability to effectively adjust to changes in the communications industry, and changes in the composition of its markets and product mix; possible changes in the demand for, or pricing of, the combined company’s products and services, including the combined company’s ability to effectively respond to increased demand for high-speed broadband service; changes in the operating plans, capital allocation plans or corporate strategies of the combined company, whether based on changes in market conditions, changes in the cash flows or financial position of the combined company, or otherwise; the combined company’s ability to successfully maintain the quality and profitability of its existing product and service offerings and to introduce new offerings on a timely and cost-effective basis; the adverse impact on the combined company’s business and network from possible equipment failures, service outages, security breaches or similar events impacting its network; the combined company’s ability to maintain favorable relations with key business partners, suppliers, vendors, landlords and financial institutions; the ability of the combined company to utilize net operating losses in amounts projected; changes in the future cash requirements of the combined company; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and Level 3’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Due to these risks and uncertainties, there can be no assurance that the proposed combination or any other transaction described above will in fact be completed in the manner described or at all. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the proposed combination or the combined company. You should not place undue reliance on these forward looking statements, which speak only as of the date of this communication. Unless legally required, CenturyLink and Level 3 undertake no obligation and each expressly disclaim any such obligation, to update publicly any forward-looking statements, whether as a result of new information, future events, changed events or otherwise.

Additional Information

In connection with the proposed combination, CenturyLink filed a registration statement on Form S-4 with the SEC (Registration Statement No. 333-215121) which was declared effective by the SEC on February 13, 2017. CenturyLink and Level 3 have filed a joint proxy statement/prospectus and will file other relevant documents concerning the proposed transaction with the SEC. CenturyLink and Level 3 began mailing the definitive joint proxy statement/prospectus to their respective security holders on or about February 13, 2017. The definitive joint proxy statement/prospectus, dated as of February 13, 2017, contains important information about CenturyLink, Level 3, the proposed combination and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED COMBINATION OR INCORPORATED BY REFERENCE IN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain the definitive joint proxy statement/prospectus and the filings that are incorporated by reference in the definitive joint proxy statement/prospectus, as well as other filings containing information about CenturyLink and Level 3, free of charge, at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain these documents free of charge by directing a request to CenturyLink, 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Corporate Secretary, or to Level 3, 1025 Eldorado Boulevard, Broomfield, Colorado 80021, Attention: Investor Relations.

Participants in the Solicitation

CenturyLink, Level 3, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from CenturyLink and Level 3 security holders in respect of the proposed transaction. Information regarding the interests of persons who may, under the rules of the SEC, be deemed participants in the solicitation of CenturyLink and Level 3 stockholders in connection with the proposed transaction is set forth in the definitive joint proxy statement/prospectus, which was filed with the SEC on February 13, 2017. More detailed information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 5, 2016, and information regarding Level 3’s directors and executive officers is available in its proxy statement filed with the SEC by Level 3 on April 7, 2016. These documents can be obtained free of charge from the sources indicated above. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.